December 15, 2021
Li-Cycle Holdings Corp.
Suite 590, 207 Queen’s Quay West
Toronto, Ontario M5J 1A7
Canada
Dear Sirs/Mesdames:
Re: Services for Additional Hubs and Additional Hub Materials
We refer to the Amended and Restated Refined Products Marketing, Logistics and Working Capital Agreement entered into as of the date hereof (the “Refined Products Agreement”) between the undersigned, Traxys North America LLC (“Traxys” or “we”), and your subsidiary, Li-Cycle Americas Corp., providing for, inter alia, the purchase and sale of 100% of Li-Cycle's annual production of Nickel Sulfate, Cobalt Sulfate, Lithium Carbonate, Manganese Carbonate and Graphite Concentrate (each, a “Material” and collectively, the “Materials”) from your North America Commercial Hub being constructed in Rochester, New York, USA (“Hub 1”).
This letter agreement (the “Letter Agreement’) confirms our mutual understanding that, if and when Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or “you”), directly or through any of its affiliates, seeks to develop one or more additional Commercial Hubs, wherever located (each, an “Additional Hub”), to process unrefined “black mass” product and produce Nickel Sulphate, Cobalt Sulphate, Lithium Carbonate, Manganese Carbonate and/or Graphite Concentrate, or any other products that are derivative thereof or enhancements thereto (“Additional Hub Material”), Li-Cycle will (no later than the date of the commissioning by Li-Cycle or its affiliates of a feasiblity study with respect to such Additional Hub) so notify Traxys in writing (such notice, an “Additional Hub Notice”). The Additional Hub Notice will specify Li-Cycle’s and its affiliates’ anticipated requirements for marketing, logistics and/or working capital services (the “Subject Services”), as applicable, with respect to the Additional Hub, and certain additional information noted below.
For greater certainty and notwithstanding anything else in this Letter Agreement:
(a)Li-Cycle shall not have any obligation to develop any Additional Hubs or to produce any Additional Hub Material, and all decisions concerning the development and financing of any Additional Hubs shall be made by Li-Cycle in its sole and absolute discretion; and
(b)Where Li-Cycle seeks to develop an Additional Hub in conjunction with a strategic partner that will have a significant equity ownership, financial or commercial interest in such Additional Hub and/or the applicable Additional Hub Material (including without limitation any pre-paid off-take arrangement, “streaming” transaction, or tolling arrangement) (a “Strategic Partner”), and as part of such arrangement, the Strategic Partner or one or more of its affiliates will receive off-take or “take-in-kind” rights to all or a portion of the applicable Additional Hub Material (such Additional Hub Material, the "Strategic Partner Material Allocation”), Li-Cycle shall notify Traxys in writing of the proposed Strategic Partner relationship and the proposed Strategic Partner Material Allocation in the Additional Hub Notice, and the parties acknowledge and agree that any Subject Services to be provided by Traxys in respect of the relevant Additional Hub will not apply to the Strategic Partner Material Allocation.

Upon receipt of an Additional Hub Notice, Traxys and Li-Cycle (or the applicable affiliate) will use good faith efforts to negotiate and enter into an agreement under which Traxys will provide the Subject Services in respect of the Additional Hub Material for the Additional Hub in substantially the same manner, and on substantially the same terms and conditions, as set forth in the Refined Products Agreement, having regard, however, to (among other things) the location of the Additional Hub, the expected overall product mix and product volumes to be delivered by Li-Cycle and its affiliates to Traxys on a global basis, the then-prevailing market conditions and end-user required products specifications, and the extent to which Li-Cycle is capable to provide the Subject Services on an in-house basis, any or all of which could result in an agreed adjustment, negotiated in good faith, to the scope of the Subject Services and/or the fees payable to Traxys.
Where the parties are not able to reach an agreement covering the Subject Services in respect of the Additional Hub Material for the Additional Hub within a reasonable time period, Li-Cycle may deliver to Traxys a formal proposal for the Subject Services (a “Benchmark Proposal”), and if the parties are not able to settle definitive commercial terms on the basis of such Benchmark Proposal within 60 days after delivery of such Benchmark Proposal, then such terms shall be settled by binding arbitration in accordance with the terms of the Refined Products Agreement and either party may refer such matter for resolution thereunder.
This Letter Agreement is being entered into as a material inducement for the parties to enter into the Refined Products Agreement and is a binding agreement of the parties.
The provisions of clauses 3 (Term), 16 (Notices), 17 (Governing Law), 18 (Dispute Resolution), 19 (Succession and Assignment), 20 (Limitation on Damages), 21 (Confidentiality), 22 (Public Announcements), 23 (Severability), and 26 (No Other Agreement, Etc.) of the Refined Products Agreement shall be deemed incorporated herein and shall apply to this Letter Agreement, mutatis mutandis.
This Letter Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Letter Agreement by either party by electronic transmission shall be as effective as delivery of a manually executed copy of this Letter Agreement by such party.

Yours truly,

Traxys North America LLC

By: /s/ Landon Berns _______________
Landon Berns, SVP

Accepted and agreed by:
Li-Cycle Holdings Corp.

By: /s/ Kunal Phalpher ______________
Kunal Phalpher, Chief Strategy Officer